UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69287

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCI Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Avenue Suite 2850

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria E. Nodar	305-929-5501	mnodar@bcisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

American International Plaza, 250 Munoz Rivera Avenue Ste 1100 San Juan	Puerto Rico 00918
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Martin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCI Securities Inc. _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAILYN CUELLAR
MY COMMISSION # HH 324447
EXPIRES: November 29, 2026

Notary Public

Signature:

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bci Securities, Inc.

Statement of Financial Condition as of December 31, 2024

Including Report of Independent Registered Public Accounting Firm



KPMG LLP
Brickell City Centre, Suite 1200
78 SW 7 Street
Miami, FL 33130

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Bci Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bci Securities, Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2021.

Miami, Florida
February 26, 2025

BCI SECURITIES, INC.

TABLE OF CONTENTS

BCI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS
Cash and cash equivalents	$	558,105
Receivable from clearing firm		1,763,590
Asset management fee receivable		539,622
Mutual fund 12b-1 fees receivable		220,681
Financial instruments owned, at fair value		5,708,854
Deposits with clearing firm		250,000
Right of use assets		170,467
Equipment, net of accumulated depreciation		18,131
Other assets		398,609
TOTAL	$	9,628,059

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable and accrued liabilities	$	620,207
Bonus payable		983,534
Due to related parties		444,030
Lease liabilities		192,502
Total liabilities		2,240,273

Commitments and contingencies (note 11)

STOCKHOLDERS' EQUITY
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		49,855,894
Accumulated deficit		(42,468,118)
Total stockholders' equity		7,387,786
TOTAL	$	9,628,059

See accompanying notes to financial statement.

BCI SECURITIES, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is owned by Banco de Credito e Inversiones ("Bci Chile"), and Bci Asesoria Financiera S.A. ("Bci AF") (Bci Chile and Bci AF, individually or jointly "Parent"), both of which are Chilean companies. On May 16, 2014, the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company is currently registered to operate as a broker-dealer in the states of Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, South Dakota, Tennessee, Texas, Wyoming, and in the Commonwealth of Puerto Rico. In addition, the Company is registered with the Securities Exchange Commission as a Registered Investment Advisor.

In addition, the Company is registered as a Representative Office in Colombia. The registration was a country requirement to solicit Colombian investors locally. The Parent company, Bci Chile also has a Bank Representative Office in Colombia which may result in referral business.

The Company engages in the following types of business:

- Broker or dealer retailing corporate equity securities over the counter (foreign and domestic) in an agency capacity;
- Broker or dealer retailing corporate debt securities (foreign and domestic) in an agency and/or principal capacity;
- Broker or dealer of U.S. government securities;
- Broker or dealer of foreign sovereign debt;
- Mutual fund retailer, including 529 Plans;
- Investment advisory services;
- Put and call broker or dealer;
- Sales of hedge funds (foreign and domestic);
- Broker involved in a networking, kiosk, or similar arrangement with a bank, savings bank or association, or credit union;
- Proprietary trading;
- Private placements of securities, not including oil, and gas;
- Municipal securities broker or dealer;
- Chaperone foreign broker-dealers pursuant to Rule 15a-6 in the distribution of research produced by foreign broker-dealers;
- Chaperone foreign broker-dealers pursuant to SEA Rule 15a-6 in the execution of securities transactions.

As of December 31, 2024, the Company has 115 registered associated persons including direct employees and contractors, of which 44 are involved in direct sales with direct contact with customers when conducting the Company's business activities, including the immediate supervisors of such persons. As of December 31, 2024, the Company had four Branch offices open, and its main office in Miami.

5

BCI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

The Company may enter into networking arrangements with banks, savings banks, or credit unions. In addition, these arrangements may include kiosks that allow the Company to provide the Company's products and services at registered offices within banking institutions.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principals in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the fair value of financial instruments.

Financial Instruments Owned — Financial instruments owned are stated at fair value (see Note 4 - Fair Value).

Receivable from Clearing Firm, Asset Management Fees Receivable and Mutual Fund 12b-1 Fees Receivable — The Company has identified principal transactions, commissions, asset management fees and trailing fees as its most significant revenue streams. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Receivables from principal transactions are reported in receivable from clearing firm in the Statement of Financial Condition. Receivables from trailing fees are reported in mutual fund 12b-1 fees receivable. Receivables from principal transactions, commissions, asset management fees and trailing fees are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. Accordingly, the Company has not provided an allowance for credit losses on receivables as of December 31, 2024.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Credit Losses — The Company follows the accounting standard for credit losses ("Topic 326"). Topic 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Due to the daily settlement of the Company's transactions, the amount of unsettled credit exposure is

6

BCI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

limited to the amount owed the Company for a short period of time. An allowance for credit losses for fees and commissions was not deemed necessary at December 31, 2024.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid Expenses – Prepaid expenses are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods.

Equipment —Equipment is recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Leases — The Company accounts for leases that are longer than one year in nature on the Statement of Financial Condition which results in the recognition of a right-of-use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability are measured initially using the present value of the remaining rental payments. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. In addition, the Company elected to separate non-lease components from lease components.

Fair Value of Financial Instruments —The fair values of the financial assets (other than financial instruments owned) and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it was more likely than not that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

period to support continued recognition of a benefit. As of December 31, 2024, the Company has not recorded any unrecognized tax benefits in the accompanying Statement of Financial Condition. Management does not expect that unrecognized tax benefits will increase within the next 12 months.

BCI SECURITIES, INC.

2.   **GOING CONCERN**

During the year ended December 31, 2024, the Company reported negative cash flows from operations of $5,019,713. Management expects that the Company may continue to have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent to continue to support the development of the Company and provide capital funding, as necessary, to meet its obligations through March 2026. Management acknowledges that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent will provide adequate resources to continue in operational existence for a reasonable period of time.

The Company's working capital has been obtained from funds provided by its stockholders. In the absence of achieving profitable operations, the Company's liquidity is dependent upon the availability of continued funding from the Parent.

3.   **SEGMENT REPORTING**

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*, which became effective for fiscal years beginning after December 15, 2023. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, asset management, and investment advisory. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7 - Net Capital Requirements), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment expenditures for segment assets totaled $3,532 for the year ended December 31, 2024.

4.   **FAIR VALUE**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

BCI SECURITIES, INC.

FAIR VALUE (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

U.S. government securities are valued using inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Accordingly, U.S. government securities are generally categorized in level 2 of the fair value hierarchy.

Securities owned measured at fair value on a recurring basis at December 31, 2024, include the following:

	Level 1	Level 2	Level 3
Financial Instruments owned:			
U.S. Treasury bills	$ -	$ 5,708,854	$ -

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies, or similar techniques and at least one significant model assumption or input is unobservable.

There were no liabilities measured at fair value on a recurring basis at December 31, 2024.

BCI SECURITIES, INC.

5.   **LEASE COMMITMENTS**

The Company rents office space from an affiliated company (see Note 6 - Related-Party Transactions) under an operating sublease agreement expiring in 2026. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease amendment. The agreement generally requires the Company to pay real estate taxes, insurance, and shared common area and maintenance fees.

As of December 31, 2024, the Company reported ROU assets of $170,467 and lease liabilities of $192,502.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2024 is as follows:

Weighted average remaining lease term in years 1.33

Weighted average discount rate for operating leases 6.07%

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2024:

2025	$	149,571
2026		50,346
Total minimum lease payments		199,917
Less: Imputed Interest		(7,415)
Present value of lease liabilities	$	192,502

6.   **RELATED-PARTY TRANSACTIONS**

Bci Asset Management

In March 2020, the Company entered into a sub-advisory agreement with Bci Asset Management ("BAM"). BAM is a subsidiary of Banco de Credito e Inversiones. Under the terms of the agreement, BAM will provide certain model portfolios at the direction and for the benefit of the Company, for use in formulating asset management strategies for the Company's clients. The Company's payables at December 31, 2024 related to this sub-advisory agreement totaled $10,000, which is included in due to related parties on the Statement of Financial Condition.

BCI SECURITIES, INC.

RELATED-PARTY TRANSACTIONS (continued)

In May 2020, the Company entered into an Introducing Party Agreement with Bci Asset Management. Under the terms of the agreement, the Company will introduce, as a broker-dealer, make available and distribute investment fund shares of BAM to its clients which will be settled through Pershing. Such funds are not offered to U.S. residents. The Company is entitled to receive a fee to be accrued monthly and payable quarterly in arrears through the National Securities Clearing Corporation (NSCC) within 30 days after each quarter end. Terms of the fee may be changed by written agreement of the parties. The Company had no receivables at December 31, 2024 related to this agreement. The Company had no receivables at December 31, 2024 related to this agreement.

Bci Miami Branch

The Company entered into an expense sharing agreement with Banco de Credito e Inversiones, Miami Branch ("Bci Miami Branch" or "Bci MB") in December 2017. The affiliate is a Branch of Bci Chile. The agreement has been reviewed and extended at least annually. Under the terms of the agreement, Bci MB agrees to provide certain internet connectivity, infrastructure, IT technology and security, operational support, accounting, administration, and human resource services to the Company in exchange for a monthly fee. In addition, the agreement includes health benefit costs for the Company's employees at a cost determined by the insurance provider and paid directly to the insurance provider. The Company had no payables at December 31, 2024 related to this service agreement.

Under terms of the expense sharing agreement, amended in January 2023, Bci Miami Branch may assume and pay other fees and expenses to the Company as agreed to by the parties from time to time. The Company had no receivables at December 31, 2024 related to this agreement.

In March 2016, the Company entered into a networking agreement with Bci Miami Branch, which was updated in January 2024 to reflect changes in staff listed in the agreement and changes in referral fee rates of 20% (twenty percent) of net revenues generated by the Company for referred bank customer accounts. The agreement automatically renews annually unless any party gives written notice of termination. Under the terms of the agreement, the Company pays a referral fee to Bci Miami Branch for the revenues associated with all accounts for brokerage services referred to the Company pursuant to the agreement. As of December 31, 2024, the Company had $159,892 in fees payables related to the agreement, which are included in due to related parties in the Statement of Financial Condition.

Bci Corredor de Bolsa

In December 2018, the Company amended the clearing agreement with Pershing to provide clearing services to Bci Corredor de Bolsa S.A. ("BCB" or "Sub-Broker"). BCB is a related party under common ownership by the Parent. Under terms of the agreement, BCB will be a sub-broker of the Company, and may indirectly obtain the benefits of the securities clearing services the Company obtains from Pershing. Until termination, Pershing shall carry the customer accounts of BCB, and the accounts will be re-introduced accounts of the Company to Pershing on a fully disclosed basis.

RELATED-PARTY TRANSACTIONS (continued)

The Sub-Broker agrees to be bound by the terms of the clearing agreement as amended, in connection with any customer accounts introduced to Pershing through the Company. The Company and Sub-Broker jointly and severally agree to provide Pershing with information as Pershing may request. The Sub-broker has established a clearing deposit account with Pershing, which maintains a balance of at least $50,000.

In December 2018, the Company entered into an Introducing broker agreement with BCB. On June 30, 2021, the Company renewed and amended the Introducing broker agreement with BCB, which is renewable annually in writing. Under terms of the agreement, the Company will introduce the accounts of BCB to Pershing and jointly act as the broker of record to Sub-Broker clients, subject to the terms and conditions of the agreement with Pershing. BCB will pay a fee of 80% of gross commissions to the Company and is responsible for any sales rebates, refunds, reversals, required disgorgements, trade error corrections or other fees, or costs or deductions made in or for the accounts introduced. In addition, BCB shall pay the Company for any expenses incurred in connection with the review/approval of BCB's compliance with the agreement, including travel. The Company pays fees to BCB related to transactions in those introduced accounts. As of December 31, 2024, the Company had $168,237 in fees payable related to the agreement, which are reported as due to related parties in the Statement of Financial Condition.

On October 21, 2018, the Company entered into a Research Services Agreement with BCB. Under the terms of the agreement, BCB will provide daily reports that contain economic and financial information on relevant markets. The Company had no payables at December 31, 2024 related to this agreement.

City National Bank

In May 2019, the Company entered into a sublease agreement with City National Bank ("CNB") and Bci Miami Branch. Under terms of the sublease, the Company is allocated 2,180 square feet and pays rent on its proportional basis to Bci Miami Branch as reimbursement for Bci Miami Branch paying rents to CNB.

On February 16, 2021, the related parties entered into a networking agreement effective February 1, 2021. Under terms of the agreement certain employees of CNB will be registered as Registered Representatives of the Company, subject to approval of the Company, for the purpose of facilitating the referral of CNB customers for broker dealer services. The agreement is for one year, and automatically renews for one-year terms, unless terminated by the parties. The Company will pay 60% of the net revenues generated from referred customers and such payments shall be paid in the month following determination of the fees. As of December 31, 2024, the Company had $105,901 in fees payable related to the agreement which are reported as due to related parties in the Statement of Financial Condition.

Related party transactions that give rise to amounts due to or from related parties are typically settled monthly or quarterly through cash payments.

BCI SECURITIES, INC.

7.   **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. The Company's minimum net capital requirement is $250,000 pursuant to SEC Rule 15a-6.

On December 31, 2024, the Company's regulatory capital, as defined, was $6,170,521 which was $5,920,521 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 33.5%.

8.   **EQUIPMENT**

Equipment as of December 31, 2024 consisted of the following:

		2024
Furniture and fixtures	$	49,936
Office equipment		76,122
Less: Accumulated depreciation		(107,927)
Total equipment, net	$	18,131

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

9.   **INCOME TAXES**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2024 are presented below:

Deferred tax assets:		
Net operating loss carryforwards - Federal	$	10,372,557
Startup costs		345,463
ROU asset/Lease liability		5,584
Unrealized gain on securities		4,013
Fixed assets		575
Gross deferred tax assets		10,728,192
Valuation allowance		(10,728,192)
Deferred tax assets (net of valuation allowance)	$	-
Deferred tax liabilities	$	-
Net deferred tax assets	$	-

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2021.

For the year ended December 31, 2024, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

BCI SECURITIES, INC.

10. **CLEARING AGREEMENT**

The Company has a clearing agreement (the "Agreement") with Pershing. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing. The deposit amounted to $250,000 as of December 31, 2024, which is recorded in deposits with clearing firm in the Statement of Financial Condition.

11. **COMMITMENTS AND CONTINGENCIES**

Litigation

The Company is subject to various legal proceedings, regulatory inquiries, and claims that arise in the normal course of business. These matters may result in potential losses, including settlements, fines, penalties, and damages.

The Company assesses the likelihood of a loss and records a liability when a loss is probable and can be reasonably estimated. For matters where a loss is reasonably possible but not probable, or where the amount of loss cannot be reasonably estimated, the Company does not record a liability but discloses the nature and potential impact of such matters. In the opinion of management, the outcome of these proceedings will not have a significant effect on the Company's financial position or results of operations.

12. **EMPLOYEE BENEFIT PLAN**

The Company has implemented a 401(k) retirement plan. Employees who are 21 years of age and who have completed three months of service are eligible to participate as of the first day of the calendar month following the completion of three months of service. The Company matches employee contributions up to 5% of employee compensation.

13. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 26, 2025. The Company has not identified any additional events that would require disclosure or have a material impact on the statement of financial

BCI SECURITIES, INC.

condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2024.